Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, July 21, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Present. -

Dear Sirs:

Pursuant to the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report, as a Material Event, that at the Board of Directors’ meeting held today, the comprehensive alignment of the Company’s Code of Conduct with the Holcim Group Code of Ethics was approved. The text is available on the Company’s website at the following link:

https://www.cementospacasmayo.com.pe/sostenibilidad/gobernanza/gobierno-corporativo?selected-tab=5.

Without further matters to address, we remain.

Sincerely,

Diego Roda Lynch

Stock Exchange Representative

CEMENTOS PACASMAYO S.A.A.